EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT*

Name	State (or Jurisdiction) in which Organized
IM Flash Technologies, LLC	Delaware
Micron Japan, Ltd.(1)	Japan
Micron Memory Japan, Inc.	Japan
Micron Memory Taiwan Co., Ltd.	Taiwan
Micron Semiconductor Asia Pte. Ltd.(1)	Singapore
Micron Semiconductor B.V.	Netherlands
Micron Semiconductor Products, Inc.(1)	Idaho
Micron Semiconductor (Xi’an) Co., Ltd.	China
Numonyx Holdings B.V.	Netherlands

(1) Also does business as Micron Consumer Products Group

* The above list of subsidiaries of Micron Technology, Inc. omitted subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report.